Exhibit 99.1

Enzymotec Ltd. Reports Third Quarter 2016 Unaudited Financial Results

Nutrition Segment increased Adjusted EBITDA* to $4M, representing 27% year-over-year and 17%
sequential growth

VAYA Pharma sales to patients grew 45% year-over-year, but inventory destocking by wholesalers driven by the rapid adoption of VAYA’s online pharmacy negatively impacts
EPS by $0.05

MIGDAL HA'EMEQ, Israel, November 16, 2016 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial and Operational Highlights

•	Net revenues decreased 8.2% and 2.7% to $11.4 million, compared to the third quarter of 2015 and the second quarter of 2016, respectively.

•
Net revenues (utilizing the proportionate consolidation method that is used for segment reporting) increased 1.4% and 1.6% to $15.2 million, compared to the third quarter of 2015 and the second quarter of 2016, respectively.

•	Gross margin increased 590 basis points to 66.0%, from 60.1% in the third quarter of 2015 and decreased 400 basis points from 70.0% in the second quarter of 2016.

•	Selling and marketing expenses increased 62.5% to $4.3 million, compared to the third quarter of 2015 and decreased 11.6%, compared to the second quarter of 2016.

•	Adjusted EBITDA* decreased 54.0% and 21.5% to $1.3 million, compared to the third quarter of 2015 and the second quarter of 2016, respectively.

•
GAAP net loss for the third quarter amounted to $(0.4) million, or $(0.01) per diluted share, compared to GAAP net income of $1.5 million in the third quarter of 2015 and GAAP net income of $0.2 million in the second quarter of 2016.

•	Non-GAAP net income* decreased 68.3% and 24.1% to $0.6 million, or $0.03 per diluted share, compared to the third quarter of 2015 and the second quarter of 2016, respectively.

•	The Company provides updated guidance for the full fiscal year ended December 31, 2016.

•	Announced departure of Dr. Ariel Katz, President and Chief Executive Officer, by the end of May-2017.

•	Board of Directors to initiate search for permanent replacement for CEO position.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

Nutrition Segment

•	Generated $4.0 million in Adjusted EBITDA in the third quarter, representing 27% year-over year and 17% sequential growth.

•	New infant formula launches result in strong sales of INFAT®.

•	Granted new patents for INFAT® by U.S. Patent and Trademark Office and phospholipid-based products in Canada and Korea.

VAYA Pharma Segment

•	Third quarter “sales out”, or sales to end-users, based on IMS data and VAYA Pharma’s online sales channel grew 45% year-over-year and 14% sequentially.

•	VAYA Pharma’s online pharmacy accounted for approximately 45% of total prescriptions.

•	Growth focused in the online pharmacy led to an inventory destocking by wholesalers, negatively impacting sales by $1.5 million in the third quarter.

•	Recruitment of three clinical trials in Autism and ADHD near completion, which is expected to slightly decrease research and development expenses in 2017.

•	Granted patent for Vayacog® in Japan.

“Infant nutrition continued to perform well, helping to generate over $4.0 million in Adjusted EBITDA in the Nutrition segment for the third quarter, led by the increased adoption of INFAT by a growing number of leading infant formula companies. We believe that INFAT along with our pipeline of new infant nutritional products will be key growth drivers for Enzymotec in the future. VAYA Pharma’s results for the quarter were negatively impacted by wholesalers selling through existing inventory since our sales-out growth came primarily from our online channel, which hurt our overall results. This trend may continue over the coming quarters, as we expect the bulk of future sales growth to flow through our online pharmacy resulting in a slower growth rate in the wholesale channel. We believe that the aggregate impact of any future destocking should not exceed $1.0 million. When the wholesaler channel growth rate stabilizes, we believe VAYA Pharma’s fluctuation in quarterly sales may lessen. VAYA Pharma’s efficient and primarily self-pay business model continues to generate strong growth in demand for our prescription products and we remain determined to significantly reduce the losses in this business and bring it towards profitability by the end of next year,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.

“To better take advantage of Enzymotec’s opportunities in infant nutrition and VAYA Pharma, we plan to further strengthen our efforts to ensure positive organic growth. While krill oil remains a contributor to our earnings, it is not expected to positively impact our growth strategy, and we are assessing alternatives regarding optimization of this opportunity,” concluded Dr. Katz.

Third Quarter 2016 Results

For the third quarter of 2016, net revenues decreased 8.2% to $11.4 million from $12.4 million for the third quarter of 2015. For the third quarter of 2016, based on the proportionate consolidation method that is used for segment reporting, net revenues increased 1.4% to $15.2 million from $15.0 million for the third quarter of 2015. The increase was primarily attributable to an increase of $2.2 million in INFAT® sales (proportionate consolidation method), partially offset by decreased sales of krill products of $1.1 million, decreased sales of PS products of $0.5 million and decreased sales of VAYA Pharma products of $0.4 million.

Gross margin for the third quarter of 2016 increased 590 basis points to 66.0% from 60.1% for the third quarter of 2015 primarily due to improved product mix.

Research and development expenses for the third quarter of 2016 increased 27.5% to $1.9 million from $1.5 million in the third quarter of 2015, primarily due to an increase of $0.3 million in expenses related to the VAYA Pharma clinical trials. Research and development expenses are expected to slightly decrease in 2017 as the recruitment process for three clinical trials in Autism and ADHD are nearing completion.

Selling and marketing expenses for the third quarter of 2016 increased 62.5% to $4.3 million from $2.7 million in the third quarter of 2015, primarily as a result of the expansion of VAYA Pharma's sales force and infrastructure and related marketing activities in the U.S.

General and administrative expenses for the third quarter of 2016 increased 8.3% to $1.9 million from $1.8 million in the third quarter of 2015. General and administrative expenses for the third quarter of 2016 include $0.3 million for business development related expenses.

GAAP net loss for the third quarter of 2016 amounted to $(0.3) million, or $(0.01) per diluted share compared to net income of $1.5 million, or $0.07 per diluted share, for the third quarter of last year.

Non-GAAP net income for the third quarter of 2016 decreased to $0.6 million, or $0.03 per diluted share, from $2.0 million, or $0.08 per diluted share, for the third quarter of 2015. A reconciliation of non-GAAP net income to GAAP net income or loss is set forth below.

Adjusted EBITDA for the third quarter of 2016 decreased 54.0% to $1.3 million from $2.7 million for the third quarter of 2015. The decrease was driven by a decrease of $2.3 million in the Adjusted EBITDA in the VAYA Pharma segment, partially offset by an increase of $0.8 million in the Adjusted EBITDA in the Nutrition segment. A reconciliation of adjusted EBITDA, a non-GAAP financial measure, to GAAP net income or loss is set forth below.

Set forth below is segment information for the three months ended September 30, 2016 and 2015 (unaudited):

	Three Months Ended September 30, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$13,371	$1,839	$15,210	$(3,798)	$11,412
Cost of revenues(2)	7,114	365	7,479	(3,642)	3,837
Gross profit(2)	6,257	1,474	7,731	(156)	7,575
Operating expenses(3)	2,753	4,410	7,163	—	7,163
Depreciation and amortization	511	175	686
Adjusted EBITDA(4)	$4,015	$(2,761)	$1,254

	Three Months Ended September 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$12,781	$2,226	$15,007	$(2,579)	$12,428
Cost of revenues(2)	7,064	341	7,405	(2,467)	4,938
Gross profit(2)	5,717	1,885	7,602	(112)	7,490
Operating expenses(2)	3,094	2,381	5,475		5,475
Depreciation and amortization	546	54	600
Adjusted EBITDA(4)	$3,169	$(442)	$2,727

____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)   Includes depreciation and amortization, but excludes share-based compensation expense and business development related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Nine Months Results

Net revenues for both the nine months ended September 30, 2016 and September 30, 2015 amounted to $37.1 million. Based on the proportionate consolidation method that is used for segment reporting, net revenues for the nine months ended September 30, 2016 increased 3.1% to $47.3 million, from $45.9 million for the same period a year ago. The increase was primarily due to an increase of $3.2 million in sales of INFAT® products (proportionate consolidation method), an increase of $2.2 million in sales of VAYA Pharma products and an increase of $0.5 million in sales of PS products, partially, offset by a decrease of $4.5 million in sales of krill products.

Gross margin for the nine months ended September 30, 2016 increased 670 basis points to 67.6% from 60.9% for the same period a year ago, primarily due to improved product mix.

Research and development expenses for the nine months ended September 30, 2016 increased 27.9% to $5.6 million from $4.4 million for the same period a year ago, primarily due to an increase of $1.1 million in expenses related to the VAYA Pharma clinical trials.

Selling and marketing expenses for the nine months ended September 30, 2016 increased 73.9% to $13.5 million from $7.8 million for the same period a year ago, primarily as a result of the expansion of VAYA Pharma's operations and infrastructure (including sales force and related marketing activities in the U.S).

General and administrative expenses for the nine months ended September 30, 2016 decreased 7.5% to $5.0 million from $5.4 million for the same period a year ago, primarily due to a decrease in litigation costs related to the arbitration with AAK, the Company’s partner in the joint venture in Sweden, Advanced Lipids AB.

Net income for the nine months ended September 30, 2016 decreased 76.7% to $1.3 million, or $0.06 per diluted share, from $5.5 million, or $0.24 per diluted share, for the same period a year ago.

Non-GAAP net income for the nine months ended September 30, 2016 decreased 47.7% to $3.5 million, or $0.15 per diluted share, from $6.8 million, or $0.29 per diluted share for the same period a year ago. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

Adjusted EBITDA for the nine months ended September 30, 2016 decreased 32.6% to $5.6 million, from $8.3 million for the same period in the prior year. A reconciliation of adjusted EBITDA, a non-GAAP financial measure, to GAAP net income is set forth below.

Set forth below is segment information for the nine months ended September 30, 2016 and 2015 (unaudited):

	Nine Months Ended September 30, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$38,984	$8,342	$47,326	$(10,214)	$37,112
Cost of revenues(2)	20,211	1,535	21,746	(9,832)	11,914
Gross profit(2)	18,773	6,807	25,580	(382)	25,198
Operating expenses(3)	8,798	13,186	21,984		21,984
Depreciation and amortization	1,633	363	1,996
Adjusted EBITDA(4)	$11,608	$(6,016)	$5,592

	Nine Months Ended September 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$39,710	$6,174	$45,884	$(8,762)	$37,122
Cost of revenues(2)	21,712	1,126	22,838	(8,403)	14,435
Gross profit(2)	17,998	5,048	23,046	(359)	22,687
Operating expenses(2)	9,538	6,895	16,433	(3)	16,430
Depreciation and amortization	1,538	142	1,680
Adjusted EBITDA(4)	$9,998	$(1,705)	$8,293
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)   Includes depreciation and amortization, but excludes share-based compensation expense and business development related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP. We recognize two sources of income from the JV arrangement. First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final INFAT® product by Advanced Lipids to its customers. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three-month periods ended September 30, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $4.4 million and $3.4 million, respectively. For the nine-month periods ended September 30, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $11.9 million and $10.1 million, respectively. In addition, we also record our share of Advanced Lipids profits under the equity method of accounting. The Advanced Lipids profits that are shared between us and AAK are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of September 30, 2016, we had $77.4 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $76.4 million as of December 31, 2015), $31.3 million in other working capital items (compared to $28.2 million as of December 31, 2015) and no debt.

Legal Highlights

Class Action

As previously disclosed, on September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company’s ordinary shares in its initial public offering (the “IPO”) or between September 27, 2013 and August 4, 2014, naming the Company, its directors, certain of its officers and the underwriters of its IPO as defendants. The lawsuits assert claims under the United States federal securities laws by claiming that the Company made false and misleading statements concerning its infant formula business in China and krill oil business. After the cases were consolidated as in re Enzymotec Ltd. Securities Litigation, the lead plaintiff filed an amended complaint on May 18, 2015 asserting essentially the same claims as the claims asserted in the initial class action complaints, but not naming the underwriters of the IPO as defendants. The claims related to the Company’s krill oil business were subsequently dismissed by the Court, while the defendants’ motion to dismiss the claims related to the infant formula business in China was denied. Defendants answered the amended complaint on February 19, 2016 and the parties commenced discovery.

Subsequently, the parties participated in a mediation where they reached an agreement in principle to settle the securities class action lawsuits. Under the proposed class action settlement, the claims against the Company and its officers and directors will be dismissed with prejudice and released in exchange for a cash payment of $6.5 million to be funded by the Company’s insurers. The proposed settlement remains subject to the satisfaction of various conditions, including negotiation and execution of a final stipulation of settlement, and approval by the U.S. District Court for the District of New Jersey following notice to members of the class.

The Company and the individual defendants have steadfastly maintained that the claims raised in the securities class action lawsuits were without merit, and have vigorously contested those claims. As part of the settlement, the Company and the individual defendants continue to deny any liability or wrongdoing under the securities laws or otherwise.

Neptune Patent Dispute

On April 27, 2014, Neptune Technologies & Bioresources, Inc. (“Neptune”) and the Company entered into a Settlement Agreement (the “Settlement Agreement”), pursuant to which all civil actions previously filed by Neptune against the Company were dismissed with prejudice on May 2, 2014, and the U.S. International Trade Commission action based on Neptune's complaint was terminated on June 12, 2014.

On November 2, 2016, Neptune sent the Company a Notice of Default and Termination in respect of the Settlement Agreement based on what it characterized as material breaches. The Company believes there have not been any material breaches of the Settlement Agreement and intends to vigorously defend its rights under the Settlement Agreement.

Guidance for 2016

For the full fiscal year 2016, the Company provides the following updates to guidance:

•	Net revenues of between $47.5 million and $49.5 million
•	Net revenues, based on the proportionate consolidation method that is used for segment reporting, of between $61 million and $63 million
•	Non-GAAP net income* of between $4 million and $4.5 million
•	Non-GAAP diluted earnings per share (EPS)* of between $0.17 and $0.19

The revised full year guidance primarily reflects the destocking during the third quarter by wholesalers in VAYA Pharma as well as a slower than expected sales ramp in the business for the remainder of the year. In addition, the bioactive division continued to negatively impact revenue during the third quarter leading into the fourth quarter as the krill oil industry remains burdened with overcapacity that has driven heavy price competition.

* Non-GAAP net income represents net income excluding: (i) share-based compensation expense, and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS, based on Non-GAAP net income. For a reconciliation of non-GAAP financial measures to GAAP financial measures, see “Non-GAAP Financial Measures” below.

Conference Call Details

Enzymotec will host a conference call today at 8:30 am ET to discuss the financial results for the third quarter of 2016. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 12583905 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/7bvtahd6 and will be archived online within one hour of its completion.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; we rely on our Swedish joint venture partner to manufacture INFAT®; a significant portion of the sales of our INFAT® product is to a single company and if this company were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; our inventories include sensitive compounds which may face spoilage or obsolescence; potential future acquisitions of companies or technologies may require management’s time and attention, disrupt our business and not yield the returns expected; variations in the cost of raw materials for the production of INFAT® may have a material adverse effect on our business; we are dependent on a single facility that houses the majority of our operations; we anticipate that the markets in which we operate will become more competitive and we may be unable to compete effectively; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; unfavorable publicity or consumer perception of our products, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our business; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; our ability to obtain krill may be affected by conservation regulation or initiatives; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2016 and in other documents filed or furnished with the SEC.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding: (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income, excluding: (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business. Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses Adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors. Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as substitutes for, but rather as supplements to, net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA and non-GAAP net income to GAAP net income or loss for each of the periods indicated (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	U.S. dollars in thousands
Reconciliation of Adjusted EBITDA to net income:
Adjusted EBITDA	$1,254	$2,727	$5,592	$8,293
Accounting for joint venture	(156)	(112)	(382)	(356)
Depreciation and amortization	(686)	(600)	(1,996)	(1,680)
Business development related expenses	(278)		(278)
Share-based compensation expenses	(675)	(420)	(1,970)	(1,218)
Operating income (loss)	(541)	1,595	966	5,039
Financial income (expenses) - net	173	(7)	391	519
Income (loss) before taxes on income	(368)	1,588	1,357	5,558
Taxes on income	(84)	(121)	(337)	(285)
Share in profits of equity investee	122	78	271	275
GAAP net income (loss)	$(330)	$1,545	$1,291	$5,548

	Three Months Ended September 30		Nine Months Ended September 30,
	2016	2015	2016	2015
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$623	$1,965	$3,539	$6,766
Business development related expenses	(278)		(278)
Share-based compensation expenses	(675)	(420)	(1,970)	(1,218)
GAAP net income (loss)	$(330)	$1,545	$1,291	$5,548

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	U.S. dollars
Reconciliation of Non-GAAP diluted EPS to GAAP diluted EPS:
Non-GAAP diluted EPS	$0.03	$0.08	$0.15	$0.29
Business development related expenses	(0.01)		(0.01)
Share-based compensation expenses	(0.03)	(0.01)	(0.09)	(0.05)
GAAP diluted EPS	$(0.01)	$0.07	$0.05	$0.24

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	U.S. dollars in thousands (except per share data)
NET REVENUES	$11,412	$12,428	$37,112	$37,122
COST OF REVENUES *	3,877	4,963	12,034	14,519
GROSS PROFIT	7,535	7,465	25,078	22,603
OPERATING EXPENSES:
Research and development – net *	1,866	1,463	5,568	4,352
Selling and marketing *	4,312	2,654	13,506	7,765
General and administrative *	1,898	1,753	5,038	5,447
Total operating expenses	8,076	5,870	24,112	17,564
OPERATING INCOME (LOSS)	(541)	1,595	966	5,039
FINANCIAL INCOME (EXPENSES) – net	173	(7)	391	519
INCOME (LOSS) BEFORE TAXES ON INCOME	(368)	1,588	1,357	5,558
TAXES ON INCOME	(84)	(121)	(337)	(285)
SHARE IN PROFITS OF EQUITY INVESTEE	122	78	271	275
NET INCOME (LOSS)	$(330)	$1,545	$1,291	$5,548
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$(26)	$(17)	$(15)	$(87)
Unrealized gain (loss) on marketable securities	(107)	7	130	21
Cash flow hedge	66	(219)	7	(12)
Total comprehensive income (loss)	$(397)	$1,316	$1,413	$5,470
EARNINGS (LOSS) PER SHARE:
Basic	$(0.01)	$0.07	$0.06	$0.25
Diluted	$(0.01)	$0.07	$0.06	$0.24
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,759,493	22,542,144	22,716,862	22,462,054
Diluted	23,360,482	23,289,075	23,384,968	23,247,187

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$40	$25	$120	$84
Research and development - net	101	68	299	192
Selling and marketing	216	90	643	274
General and administrative	318	237	908	668
	$675	$420	$1,970	$1,218

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30	December 31
	2016	2015
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,642	$21,987
Short-term bank deposits and marketable securities	34,011	23,051
Accounts receivable:
Trade	12,697	14,956
Other	2,025	2,358
Inventories	28,496	21,815
Total current assets	87,871	84,167
NON-CURRENT ASSETS:
Investment in equity investee	1,690	1,499
Marketable securities	32,725	31,360
Intangibles, long-term deposits and other	991	1,116
Funds in respect of retirement benefits obligation	1,168	1,076
Total non-current assets	36,574	35,051
PROPERTY, PLANT AND EQUIPMENT:
Cost	42,125	40,796
Less - accumulated depreciation and amortization	12,999	11,088
	29,126	29,708
Total assets	$153,571	$148,926

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$7,004	$5,529
Other	4,875	5,427
Total current liabilities	11,879	10,956
LONG-TERM LIABILITY -
Retirement benefits obligation	1,449	1,253
Total liabilities	13,328	12,209
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	126,356	124,243
Accumulated other comprehensive loss	(349)	(471)
Retained earnings	14,178	12,887
Total shareholders' equity	140,243	136,717
Total liabilities and shareholders' equity	$153,571	$148,926

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,291	$5,548
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,996	1,680
Share in profits of equity investee	(271)	(275)
Share-based compensation expense	1,970	1,218
Loss from sale of property, plant and equipment		16
Change in inventories	(6,681)	37
Change in accounts receivable and other	2,616	432
Change in accounts payable and accruals	1,052	1,286
Change in other non-current assets	(14)	(256)
Change in retirement benefits obligation	152	139
Net cash provided by operating activities	2,111	9,825
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,459)	(2,218)
Investment in bank deposits and marketable securities	(27,051)	2,376
Long-term deposits	41	(25)
Proceeds from sale of property, plant and equipment		11
Proceeds from sale of marketable securities	14,854	5,489
Proceeds from disposal of an equity investee	64
Change in funds in respect of retirement benefits obligation	(48)	(111)
Net cash provided by (used in) investing activities	(13,599)	5,522
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	143	535
Net cash provided by financing activities	143	535
NET CHANGE IN CASH AND CASH EQUIVALENTS	(11,345)	15,882
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	21,987	10,315
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$10,642	$26,197

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
 lroth@theruthgroup.com